

December 10, 2021

George J. Leimer
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

> **Re: RSE Collection, LLC**
> **Offering Statement on Form 1-A Post Qualification Amendment No. 5**
> **Filed December 8, 2021**
> **File No. 024-11584**

Dear Mr. Leimer:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services